Exhibit A

Our NAV per share will be calculated by an affiliate of State Street Bank and Trust Company ("State Street"), a third-party firm that provides us with certain administrative and accounting services, and such calculation will be reviewed and confirmed by the Adviser. In addition, we will update the valuations of our properties monthly, based on the most recent annual third-party appraisals and current market data and other relevant information, with review and confirmation for reasonableness by our independent valuation advisor. However, the Adviser is ultimately responsible for the determination of our NAV.

NAV is not a measure used under generally accepted accounting principles in the U.S. ("GAAP") and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders' equity or any other GAAP measure. See "Net Asset Value Calculation and Valuation Guidelines" for more information regarding the calculation of our NAV per share of each class and how our properties and real estate-related securities will be valued.

Q: Is there any minimum investment required?

A: The minimum initial investment in shares of our common stock is $2,500, and the minimum subsequent investment in our shares is $500 per transaction, except that the minimum subsequent investment amount does not apply to purchases made under our distribution reinvestment plan. In addition, our board of directors may elect to accept smaller investments in its discretion.

Q: What is a "best efforts" offering?

A: This is our initial public offering of common stock on a "best efforts" basis. A "best efforts" offering means that the Dealer Manager and the participating brokers are only required to use their best efforts to sell the shares. When shares are offered to the public on a "best efforts" basis, no underwriter, broker-dealer or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee that any minimum number of shares will be sold.

Q: What is the expected term of this offering?

A: We have registered $4,000,000,000 in shares of our common stock, in any combination of Class T shares, Class S shares, Class D shares and Class I shares, to be sold in our primary offering and up to $1,000,000,000 in shares to be sold pursuant to our distribution reinvestment plan. It is our intent, however, to conduct a continuous offering for an indefinite period of time, by filing for additional offerings of our shares, subject to regulatory approval and continued compliance with the rules and regulations of the Securities and Exchange Commission (the "SEC") and applicable state laws.

We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our stock until such filings are declared effective, if at all.

Q: When may I make purchases of shares and at what price?

A: Subscriptions to purchase our common stock may be made on an ongoing basis, but after the time we break escrow for this offering, investors may only purchase our common stock pursuant to accepted subscription orders as of the first calendar day of each month (based on the prior month's transaction price), and to be accepted, a subscription request must be received in good order at least five business days prior to the first calendar day of the month (unless waived by the Dealer Manager). During the escrow period, the per share purchase price for shares of our common stock will be $10.00, plus applicable upfront selling commissions

and dealer manager fees. Thereafter, the purchase price per share of each class will generally be equal to our prior month's NAV per share for such class as of the last calendar day of such month, plus applicable upfront selling commissions and dealer manager fees. We will disclose the transaction price for each month when available on our website at *www.bxreit.com* and in prospectus supplements filed with the SEC. If the transaction price is not made available on or before the eighth business day before the first calendar day of the month, or a previously disclosed transaction price for that month is changed, then we will provide notice of such transaction price directly to subscribing investors when such transaction price is made available.

For example, if you wish to subscribe for shares of our common stock in July, your subscription request must be received in good order at least five business days before August 1. Generally, the offering price will equal the NAV per share of the applicable class as of the last calendar day of June, plus applicable upfront selling commissions and dealer manager fees. If accepted, your subscription will be effective on the first calendar day of August. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month's NAV per share, including by updating a previously disclosed offering price, in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. See "How to Subscribe" for more details.

Q: Will I receive distributions and how often?

A: We expect to pay regular quarterly distributions commencing with the first full calendar quarter after the escrow period concludes. Any distributions we make will be at the discretion of our board of directors, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Maryland law. As a result, our distribution rates and payment frequency may vary from time to time.

Our board of directors' discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the REIT requirements. To maintain our qualification as a REIT, we generally are required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income determined without regard to the dividends-paid deduction and excluding net capital gains. See "Description of Capital Stock—Distribution Policy" and "Material U.S. Federal Income Tax Considerations."

The per share amount of distributions on Class T, Class S, Class D and Class I shares will likely differ because of different allocations of class-specific stockholder servicing fees. Specifically, distributions on Class T and Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing stockholder servicing fees with respect to the Class T and Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing stockholder servicing fees with respect to Class D shares (compared to Class I shares).

There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds (including from sales of our common stock or Operating Partnership units to the Special Limited Partner, an affiliate of Blackstone), and we have no limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, the extent to which the Adviser elects to receive its management fee in Class I shares or Class I units and the Special Limited Partner elects to receive distributions on its performance participation interest in Class I units, how quickly we invest the proceeds from this and any future offering and the performance of our investments, including our real estate-related securities portfolio. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire properties or other real estate-related investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices

HOW TO SUBSCRIBE

You may buy or request that we repurchase shares of our common stock through your financial advisor, a participating broker-dealer or other financial intermediary that has a selling agreement with the Dealer Manager. Because an investment in our common stock involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in real estate, our shares of common stock are only suitable as a long-term investment. Because there is no public market for our shares, stockholders may have difficulty selling their shares if we choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month, in our discretion, or if our board of directors modifies, suspends or terminates the share repurchase plan.

Investors who meet the suitability standards described herein may purchase shares of our common stock. See "Suitability Standards" in this prospectus. Investors seeking to purchase shares of our common stock must proceed as follows:

- Read this entire prospectus and any appendices and supplements accompanying this prospectus.

- Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix C.

- Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the shares of our common stock being subscribed for along with the completed subscription agreement to the participating broker-dealer. During the escrow period, checks should be made payable, or wire transfers directed, to "UMB Bank, N.A., as Escrow Agent for Blackstone Real Estate Income Trust, Inc." After the escrow period, checks should be made payable, or wire transfers directed, to "Blackstone Real Estate Income Trust, Inc." or "BREIT." After you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500, except that the minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan.

- By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms. Certain participating broker-dealers may require additional documentation.

A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our common stock may be made on an ongoing basis, but investors may only purchase our common stock pursuant to accepted subscription orders as of the first calendar day of each month (based on the prior month's transaction price), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our common stock being subscribed at least five business days prior to the first calendar day of the month (unless waived by the Dealer Manager or otherwise agreed to between the Dealer Manager and the applicable participating broker-dealer).

Completed subscription requests will not be accepted by us before the later of (i) two business days before the first calendar day of each month and (ii) three business days after we make the transaction price (including any subsequent revised transaction price in the circumstances described below) publicly available by posting it on our website at *www.bxreit.com* and filing a prospectus supplement with the SEC. Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. As a result, you will have a minimum of three business days after the transaction price for that month is made publicly available to withdraw your request before you are committed to purchase the shares. If the transaction price is not made available on or before the eighth business day before the first calendar day of the month (which is six business days before the earliest date we may accept subscriptions), or a previously disclosed transaction price for that month is changed, then we will

<u>provide notice of such transaction price (and the first day on which we may accept subscriptions) directly to subscribing investors when such transaction price is made available.</u> If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest (unless we reject your subscription because we fail to achieve the minimum offering) or deduction, within ten business days after such rejection, cancellation or withdrawal.

For example, if you wish to subscribe for shares of our common stock in July, your subscription request must be received in good order at least five business days before August 1. Generally, the offering price will equal the NAV per share of the applicable class as of the last calendar day of June, plus applicable upfront selling commissions and dealer manager fees. If accepted, your subscription will be effective on the first calendar day of August.

Shares of our common stock purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.

You have the option of placing a transfer on death (TOD), designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.

Purchase Price

During the escrow period, the per share purchase price for shares of our common stock will be $10.00, plus applicable upfront selling commissions and dealer manager fees. After the close of the escrow period, shares will generally be sold at the prior month's NAV per share of the class of share being purchased, plus applicable upfront selling commissions and dealer manager fees. Although the price you pay for shares of our common stock will generally be based on the prior month's NAV per share, the NAV per share of such stock for the month in which you make your purchase may be significantly different. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month's NAV per share (including by updating a previously disclosed offering price) or suspend our offering in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. Each class of shares may have a different NAV per share because stockholder servicing fees are charged differently with respect to each class. See "Net Asset Value Calculation and Valuation Guidelines" for more information about the calculation of NAV per share.

If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. Shares are offered pursuant to our distribution reinvestment plan at the transaction price at the time the distribution is payable, which will generally be equal to our prior month's NAV per share for that share class.

We will generally adhere to the following procedures relating to purchases of shares of our common stock in this continuous offering:

- On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our common stock pursuant to accepted subscription orders as of the first calendar day of each month

(based on the prior month's transaction price), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our common stock being subscribed at least five business days prior to the first calendar day of the month. If a purchase order is received less than five business days prior to the first calendar day of the month, unless waived by the Dealer Manager, the purchase order will be executed in the next month's closing at the transaction price applicable to that month, plus applicable upfront selling commissions and dealer manager fees. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.

• Generally, within 15 calendar days after the last calendar day of each month, we will determine our NAV per share as of the last calendar day of the prior month and the transaction price for the current month for each share class.

• Completed subscription requests will not be accepted by us before the later of (i) two business days before the first calendar day of each month and (ii) three business days after we make the transaction price (including any subsequent revised transaction price in the circumstances described below) publicly available by posting it on our website and filing a prospectus supplement with the SEC.

• Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, 844-702-1299.

• You will receive a confirmation statement of each new transaction in your account as soon as practicable but generally not later than seven business days after the stockholder transactions are settled. The confirmation statement will include information on how to obtain information we have filed with the SEC and made publicly available on our website, *www.bxreit.com*, including supplements to the prospectus.

Our transaction price will generally be based on our prior month's NAV. Our NAV may vary significantly from one month to the next. Through our website at *www.bxreit.com* and prospectus supplement filings, you will have information about the transaction price and NAV per share. We may set a transaction price that we believe reflects the NAV per share of our stock more appropriately than the prior month's NAV per share (including by updating a previously disclosed offering price) or suspend our offering in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. If the transaction price is not made available on or before the eighth business day before the first calendar day of the month (which is six business days before the earliest date we may accept subscriptions), or a previously disclosed transaction price for that month is changed, then we will provide notice of such transaction price (and the first day on which we may accept subscriptions) directly to subscribing investors when such transaction price is made available.

In contrast to securities traded on an exchange or over-the-counter, where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.